UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

As previously disclosed in its public filings, Graña y Montero S.A.A. (“Graña” or the “Company”), in November 2015, became a minority shareholder in Gasoducto Sur Peruano S.A. (“GSP”), a company formed by affiliates of Odebrecht and Enagas that in 2014 had been awarded a concession to build and operate a large gas pipeline system in southern Peru.  In January 2017, the Peruvian government terminated GSP’s concession with the project under construction because of GSP’s failure to obtain the required project financing by the stipulated deadline.  Subsequently, in December 2017, GSP commenced insolvency proceedings in Peru, which are ongoing, and currently Peruvian authorities are in the process of accrediting creditors’ claims.  GSP’s only remaining substantial asset is a claim for government compensation for prior investments made in the project, pursuant to the terms of the concession contract applicable in the event of termination.  However, the Peruvian government has not yet paid, nor initiated the stipulated process for payment, as required under the concession contract, and Graña’s current expectation is that collection of the contemplated government compensation could take several years.  As a result of the termination of GSP’s concession, Graña recognized a significant impairment to its investment in GSP at the end of 2016, as described in the Company’s public filings, including its audited consolidated financial statements.

Under Rule 3-09 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”), U.S. registrants that are using equity method accounting for investments are required to include separate financial statements for significant investees, as measured by investment and income tests established by the SEC.  Under the SEC’s investment test, Graña’s investment in GSP falls substantially below the 20% threshold for significance at the end of each of 2015, 2016 and 2017; similarly, under the SEC’s income test, Graña’s proportional interest in GSP’s pre-tax profit was also substantially below the threshold during 2015.  However, due to the effects of the concession termination, Graña’s proportional interest in GSP’s pre-tax losses exceeded the 20% threshold for significance in 2016.  For 2017, according to the Company’s calculations, based on the available GSP internal management results, the income threshold was not met (however, GSP’s 2017 audit is pending and the significance calculations for the year may change).

Prior to the termination of its concession, GSP prepared financial statements that were audited for the full year 2015.  Due to the concession termination, GSP’s 2016 financial statements were prepared for an entity in liquidation and were audited, however the auditor issued a disclaimer opinion due to certain key uncertainties.  These uncertainties included GSP’s estimated value attributed to the government compensation contemplated under the concession contract, the amount of GSP’s liabilities that are ultimately recognized, and the ongoing investigations of Odebrecht in Peru.  For 2017, the audit is currently pending; GSP has appointed an external auditor for 2017, but to our knowledge audit work has not commenced yet.

As previously disclosed in the Company’s annual reports on Form 20-F for 2016 and 2017, Graña submitted a waiver request to the SEC for relief from the requirements of Rule 3-09 relating to its investment in GSP, as the Company believes that in this unusual situation strict application of the rule would result in an unreasonable requirement.  The Company has been in contact with the SEC regarding this matter. The SEC has not granted Graña’s waiver request and, as a result, the Company is required to file with the SEC separate financial statements for GSP for 2015, 2016 and 2017, with 2016 being audited.  However, it is currently impracticable for the Company to comply with this requirement, due to the disclaimer audit opinion with respect to GSP’s 2016 financial statements, Graña’s loss of significant influence in GSP and GSP’s limited management as an entity in insolvency proceedings. While Graña believes that this omission is immaterial to investors, and it has been in communication with the SEC and the New York Stock Exchange, there can be no assurances that they will not take actions against the Company relating to this matter. As a consequence, among other matters, in the event of a capital raise, the Company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC.

Graña believes that the computed income test for 2016 is not indicative of GSP’s significance to the Company’s total assets and ongoing overall business and that separate GSP financial statements would not provide additional material information to Graña’s investors.

Due to the termination of GSP’s concession, Graña recognized a S/.593.1 million impairment as of December 31, 2016.  After taking this impairment into account, Graña’s valuation of its investment in GSP amounted to S/.218.2 million as of December 31, 2016 and 2017, representing only 2-3% of the Company’s consolidated total assets.  In addition, because the gas pipeline project was still under construction, GSP’s results have not contributed significantly to Graña’s consolidated results, other than as a consequence of the accounting effects of the impairment to its investment in GSP.  Both the impairment and the remaining valuation of the investment in GSP are included in Graña’s audited consolidated financial statements.

Graña further believes that Rule 3-09 should not be applicable to its investment in GSP under these circumstances, because the Company did not record on its consolidated financial statements its proportional interest in the profits or losses of GSP.  Rather, Graña recorded a non-cash impairment to its investment in GSP, based on guidance in IAS 36 ‘Impairment of Assets’, which resulted in the Company reflecting substantially higher losses in 2016 than it otherwise would have recorded based on its proportional interest in GSP’s results.

Additionally, GSP has no continuing operations.  Therefore, what is most relevant to Graña’s investors about the investment in GSP is the Company’s interests in GSP’s only remaining substantial asset: the claim to the Peruvian government’s compensation payment required under the concession contract.  In fact, in Graña’s view, GSP financial statements could be misleading to Graña’s investors as GSP assigns a higher value to the contemplated government compensation due to GSP than Graña has reflected in its own consolidated financial statements.

Moreover, Graña believes that its current disclosures in its 2016 and 2017 20-F annual reports filed with the SEC, including its audited consolidated financial statements, provide its investors with all material information related to the value that the Company attributes to its investment in GSP, including the value of GSP’s claim for government compensation.  In particular, the Company has provided details on the impairment to its investment in GSP in Note 5.1(e)-(f) and Note 37 of its 2016 audited consolidated financial statements and Note 5.1(e)-(f) of its 2017 audited consolidated financial statements; the Company has analyzed the effects of the impairment of its investment in GSP on its own consolidated results in Item 5 of the 2016 and 2017 20-Fs; the Company has disclosed the risks and uncertainties to GSP’s ability to receive any compensation from the Peruvian government in Item 3 of the 2016 and 2017 20-Fs; the Company has filed the relevant portion of the GSP concession contract under Exhibit 10.04 to the 2016 and 2017 20-Fs; and the Company has provided certain material information relating to GSP, including the investee financial information required under Rule 4-08 of Regulation S-X, in Note 16 of the Company’s 2016 and 2017 audited consolidated financial statements.

Rule 3-09 does not affect Graña’s own audited consolidated financial statements prepared under IFRS.  Additionally, Peruvian securities regulations do not contain similar requirements.

As GSP’s insolvency proceedings advance, the Company will continue to monitor its valuation of its investment in GSP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: October 29, 2018